UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,158,901 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 14,158,901 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,158,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5 of this Schedule 13D	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Limited Partnership Florida Intangible Tax Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,311,247 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 13,311,247 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,311,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5 of this Schedule 13D	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON IN

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D filed by George G. Beasley and the other Reporting Persons (as defined therein) on January 7, 2004 (the “Original 13D”) is hereby amended to include the following description:

On January 4, 2005, George G. Beasley, in a transaction acquired beneficial ownership of 25,431 shares of Class B Common Stock in his capacity as the trustee of the FIT Trust.

Between February 1, 2005 and November 11, 2005, George G. Beasley, in his capacity as the trustee of the REB Trust, sold 23,904 shares of Class A Common Stock held by the REB Trust and thereby disposed of beneficial ownership of such shares of Class A Common Stock held by the REB Trust. The proceeds from such sale were distributed to the beneficiary of the REB Trust.

On November 18, 2005, George G. Beasley ceased being the trustee of the GRAT and on January 5, 2006 ceased being a beneficiary of the GRAT and thereby disposed of beneficial ownership of the 667,612 shares of Class B Common Stock held by the GRAT.

On December 6, 2005 George G. Beasley, in his capacity as the trustee of the REB Trust, distributed 20,000 shares of Class A Common Stock held by the REB Trust to the REB Trust’s beneficiary thereby disposed of beneficial ownership of such shares of Class A Common Stock held by the REB Trust.

On January 4, 2006 George G. Beasley, in a transaction acquired beneficial ownership of 32,816 shares of Class B Common Stock in his capacity as the trustee of the FIT Trust.

Item 5. Interest in Securities of the Issuer.

The first two paragraphs of Item 5(a) of the Original 13D are hereby restated as follows:

(a) Mr. Beasley beneficially owns 14,158,901 shares, or 65.6% of the Issuer’s Class A Common Stock. This amount includes (i) 62,322 shares of Class A Common Stock issuable upon conversion of 62,322 shares of Class B Common Stock held directly by Mr. Beasley (ii) 13,311,247 shares of Class A Common Stock issuable upon conversion of 13,311,247 shares of Class B Common Stock held by the FIT Trust and beneficially owned by Mr. Beasley, (iii) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock (the “Options”) beneficially owned by Mr. Beasley, (iv) 1,096 shares of Class A Common Stock held by the REB Trust and beneficially owned by Mr. Beasley and (v) 296,736 shares of Class A Common Stock issuable upon conversion of the 296,736 shares of Class B Common Stock held by the REB Trust and beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 21,537,193 shares of Class A Common Stock outstanding, consisting of (x) 7,379,388 shares of Class A Common Stock outstanding as of the date hereof, (y) the 13,670,305 shares of Class A Common Stock issuable upon conversion of the aggregate of 13,607,983 shares of Class B Common Stock held by the FIT Trust and the REB Trust and beneficially owned by Mr. Beasley and 62,322 shares of Class B Common Stock held directly by Mr. Beasley and (z) the 487,500 shares of Class A Common Stock beneficially owned by Mr. Beasley as the result of the Options.

Item 5(b) of the Original 13D is hereby restated as follows:

(b) George G. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 62,322 shares of Class B Common Stock held directly by Mr. Beasley and the 487,500 shares of Class A Common Stock issuable upon the exercise of the Option. George G. Beasley in his capacity as the Trustee of the FIT Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 13,311,247 shares of Class B Common Stock held by the FIT Trust, and George G. Beasley in his capacity as the Trustee of the REB Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,096 shares of Class A Common Stock held by the REB Trust and 296,736 shares of Class B Common Stock held by the REB Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006	/s/ George G. Beasley
George G. Beasley

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

/s/ George G. Beasley
	By:	George G. Beasley
	Title:	Trustee